06050404

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 25 2006
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 25 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2005 (MM/DD/YY) AND ENDING February 28, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foster Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8989 Rio San Diego Drive, Suite 320
(No. and Street)

San Diego, (City) California (State) 92108-1657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald R. Foster 619-299-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foster Securities, as of February 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached acknow.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of San Diego } ss.

☑ See Attached Document (Notary to cross out lines 1 – 11 below)
☐ See Statement Below (Lines 1 – 11 to be completed only by document signer[s], *not* the Notary)

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Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

MARIANNA BRUNETTO
Commission # 1605288
Notary Public - California
San Diego County
My Comm. Expires Sep 10, 2009

Subscribed and sworn to (or affirmed) before me

this 19th (Date) day of April (Month) 2006 (Year) by

(1) Donald Foster
Name of Signer

(2) ______
Name of Signer

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: April 19, 2006 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

PART I

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 7
Computation of Net Capital Pursuant to Rule 15c3-1	8 - 9

SCHEDULE

Operating Expenses	10 - 11

PART II

Statement of Internal Control	12 - 13

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Foster Securities
San Diego, California

I have audited the accompanying statement of financial condition of Foster Securities, as of February 28, 2006 and the related statements of operations changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of Foster Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Foster Securities as of February 28, 2006 and the results of its operation, cash flows and stockholder's equity for the year then ended in conformity with the United States of America generally accepted accounting principles.

George Brenner, CPA

Los Angeles, California
April 8, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - FEBRUARY 28, 2006

FOSTER SECURITIES
8989 RIO SAN DIEGO DRIVE, SUITE 320
SAN DIEGO, CALIFORNIA 92108

FOSTER SECURITIES
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2006

ASSETS

Cash	
Checking	$ 5,911
Savings	64,472
TOTAL CASH	70,383
Commissions Receivable	40,444
Bond Trading	(750)
Inventory - Equities Securities, at market value, including cash of $505,618	832,258
Investments - Securities, at market value	131,212
Prepaid rent	2,056
Property and Equipment (including depreciation of $86,965)	1,507
Deposit	2,022
TOTAL ASSETS	$ 1,079,132

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,000
Accrued Liabilities	800
Payroll Taxes	1,165
Income Tax payable - Current	66,800
Income Tax Payable - Deferred ($9,650 current)	58,850
TOTAL LIABILITIES	131,615
Shareholder's Equity	
Capital Stock - Common (Authorized 100,000 issued and outstanding 40,000 at $1 share)	40,000
Paid-in Capital	4,644
Retained Earnings	902,873
TOTAL SHAREHOLDER'S EQUITY	947,517
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,079,132

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2006

REVENUES		
Commissions		$ 228,196
DIRECT COSTS		
Clearing House Charges	$ 22,309	
Commissions	17,974	
		40,283
NET OPERATING REVENUE		187,913
OTHER INCOME (LOSS)		
Unrealized gains (loss)	$(17,986)	
Interest and dividends	14,835	
Realized gains (losses)	146,341	
Investment advisory fees	6,139	
		149,329
GROSS REVENUE NET OF DIRECT COSTS		337,242
OPERATING EXPENSES - SCHEDULE, Page 9		232,595
INCOME BEFORE TAX PROVISION		104,647
PROVISION FOR TAXES ON INCOME		16,302
NET INCOME		$ 88,345

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2006

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, March 1, 2005	$ 40,000	$ 4,644	$ 814,528	$ 859,172
Net Income	----	----	88,345	88,345
Balance, February 28, 2006	$ 40,000	$ 4,644	$ 902,873	$ 947,517

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2006

OPERATING ACTIVITIES

Net income	$ 88,345
Loss from stock sales	(19,471)
Depreciation	1,312
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable	(35,841)
Prepaid rent	(2,056)
Income tax payable	14,400
Accounting fee payable	800
Payroll taxes	457
NET CASH REQUIRED BY OPERATING ACTIVITIES	47,946
INVESTMENT ACTIVITIES – Purchase of Equipment	(256)
FINANCING ACTIVITIES	--
INCREASE IN CASH	47,690
Cash: Beginning of the year	22,693
Cash: End of the year	$ 70,383
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 1,354
Cash paid for income taxes	$ 8,459

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2006

NOTE - 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, Foster Securities, located in San Diego, California, is a broker-dealer registered with the Securities and Exchange Commission (SEC) under Rule 15c3-1 (K)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company became qualified to do business in California on February 23, 1990. To date, its principal and only office is located in San Diego, California.

The Company marks its inventory and investment securities to market value and records the related unrealized gain or loss.

Revenue is recognized on a trade basis for transactions in the Company's securities and on a settlement date basis for transactions executed for the Company's clients.

NOTE - 2 NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements pursuant to Rule 15c3-1 (page 10).

NOTE - 3 INCOME TAXES

The Company files its Federal and state tax returns on the cash basis of accounting. The provision for income taxes is as follows:

CURRENT PROVISION (BENEFIT)

Federal	$ 54,000
State	12,800
Total	66,800
Deferred taxes	(50,498)
Total	$ 16,302

Deferred taxes apply principally to an unrealized gain in the Company's investment account.

NOTE – 4 LEASE

Foster Securities shares business rental space with Sentra Securities Corporation. Total current rent is $3,700, for which the Company is responsible for approximately 55.6%. As well, for a portion of year ending February 28, 2006, the Company sublet a portion of their rental space and received rental reimbursement in the amount of $2,800. The remaining commitment to the current lease agreement is as follows:

March 2006 – November 2006	$19,002

NOTE - 5 USE OF ESTIMATES

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – EXEMPTION FROM THE SEC RULE 15C-3

Foster Securities is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Foster Securities is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K ii.

FOSTER SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
FEBRUARY 28, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 947,517
Less non allowable assets - Schedule - Page 11	(5,585)
Less haircuts – Schedule – Page 11	(85,631)
Add deferred tax liability – Long term	49,200
NET CAPITAL	$ 905,501
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net capital required 6-2/3 of total liabilities	$ 4,851
Minimum dollar net capital required	$ 100,000
Net Capital required greater of above amounts	$ 100,000
EXCESS CAPITAL	$ 805,501
Excess capital at 1000% (net capital) less 10% of aggregate indebtedness	$ 898,225
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities (from statement of financial condition)	$ 131,615
Less: Deferred tax liability	(58,850)
	$ 72,765
Percentage of aggregate indebtedness to net capital	8%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of February 28, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

None Required

See Accompanying Notes to Financial Statements

FOSTER SECURITIES
NON ALLOWABLE ASSETS
FEBRUARY 28, 2006

NON ALLOWABLE ASSETS:

Property and equipment	$ 1,507
Prepaid rent	2,056
Deposit	2,022
	$ 5,585

HAIRCUTS:

Trading and Investment Securities	$ 68,678
Undue Concentration	16,953
	$ 85,631

RECONCILE AGGREGATE INDEBTEDNESS

Unaudited A.I	$ 66,800
Accounts payable	4,000
Accrued expenses	800
Payroll taxes payable	1,165
Audited A.I.	$ 72,765

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Foster Securities
San Diego, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended February 28, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
April 8, 2006

FOSTER SECURITIES
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED FEBRUARY 28, 2006

EXPENSES	
American Express	$ 300
Auto expense	4,781
Bank charges	124
Cable TV	335
Client gifts	394
Depreciation	1,312
DSL lines	(75)
Education	345
Fees	1,905
Insurance	3,103
Interest	1,354
Internet	1,444
Meals & entertainment	6,307
Miscellaneous expense	6,380
Office supplies & expense	14,310
Payroll	128,706
Payroll taxes	11,228
Penalty	207
Professional fees	17,925
Publications & dues	1,750
Rent - equipment	172
Rent - office	20,471
Taxes & licenses	347
Telephone & fax	3,481
Travel	5,989
TOTAL OPERATING EXPENSES	**$232,595**

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Foster Securities
San Diego, CA

In planning and performing my audit of the financial statements of Foster Securities (the "Company") for the year ended February 28, 2006 I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my audit procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Federal Reserve Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a consideration in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees is the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-1 as of February 28, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner, CPA

Los Angeles, California
April 8, 2006